RNS Miscellaneous COMPLETION OF SHARE BUYBACK UNILEVER PLC Released 18:29:33 30 May 2025 RNS Number : 8879K Unilever PLC 30 May 2025 Completion of 2025 Share Buyback   London, 30 May 2025. Unilever PLC announces the completion of its share buyback of up to €1.5 bill initially announced on 13 February 2025 (the "Buyback").   Under the Buyback, a total of 27,815,955 ordinary Unilever PLC shares were purchased with an a market value equivalent of €1,499,999,964.   Please see the total voting rights announcement dated 1 May 2025 for Unilever PLC's latest to rights figure published under the UK Financial Conduct Authority's Disclosure Guidance and Tran Rule 5.   ENDS

  Enquiries   Media: Unilever Press Office press-office.london@unilever.com   Investors: Investor Relations Team investor.relations@unilever.com     About Unilever   Unilever is a global consumer goods business with a portfolio of Beauty & Wellbeing, Personal Care, Home C and Ice Cream brands. Our products are used by 3.4 billion consumers every day from household necessities t indulgences. We have around 120,000 employees and generated €60.8bn turnover in 2024.   For more information about Unilever and our brands, please visit www.unilever.com.     Safe Harbour This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning o States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its p timetable. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. W 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work tow 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of and other similar expressions of future performance or results, and their negatives, are intended to identify such forw statements. These forward-looking statements are based upon current expectations and assumptions regarding developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarant performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their en cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking sta   Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be Group's control, there are important factors that could cause actual results to differ materially from those expressed or impl forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations o performance, taking into account all information currently available to us. Forward-looking statements are not predictio events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of whic to us.   The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law o the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, c circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking sta   Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stoc Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report on Form 20-F 2

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